

December 5, 2013

Via E-mail
Paul Davis Fancher, Esq.
Troutman Sanders LLP
600 Peachtree Street N.E., Suite 5200
Atlanta, Georgia 30308-2216

**Re: AGCO Corporation
Schedule TO-I
Filed November 27, 2013
File No. 005-43776**

Dear Mr. Fancher:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

General

1.   Please advise how the Repurchase Offer's timing is consistent with the requirements of Exchange Act Rule 13e-4(f)(1) and Rule 14e-1(a).

2.   Please advise how the Repurchase Offer is consistent with the requirements of Exchange Act Rule 13e-4(f)(2). While disclosure indicates that Notes tendered for purchase may be withdrawn at any time on or prior to 11:59 p.m., New York City time, on December 31, 2013, it is unclear how a holder can withdraw a tender if such holder has tendered Notes on or prior to the December 16 Repurchase Date and has received cash payment for such shares from the Paying Agent prior to December 31, 2013. Refer to the disclosure in

section 6 on page 11 indicating that any Notes purchased by the Company pursuant to the Offer to Purchase will be cancelled by the Trustee.

3.   Disclosure indicates that through at least December 31, 2013, holders may convert their Notes into cash consideration. Please advise how this is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5.

4.   Please advise why the Conversion Option is not a tender offer subject to Exchange Act Regulation 14E and Rule 13e-4. Please address in your response the fact that the Company will pay cash consideration for any converted Notes, the Notes are currently convertible only through December 31, 2013 and that the Company may choose to redeem the Notes on or after December 19, 2013.

5.   We note that the last paragraph of the first page of the Offer to Purchase indicates that upon conversion, the holders of surrendered Notes will receive the consideration specified in Section 14.04 of the Indenture. We also note that Section 2.3 of the Offer to Purchase on page 7 provides a detailed description of the formulas used to calculate the consideration. While the disclosure currently indicates that the Repurchase Prices "are less than" the value of the Conversion Consideration based on the closing sale price of the Common Stock on November 25, 2013, please consider providing an illustrative example of what the specific Conversion Consideration would be assuming the Notes were converted on a date as recent as practicable.

6.   The last paragraph of the first page of the Offer to Purchase indicates that upon conversion, the holders of surrendered Notes may receive two components of the Conversion Consideration, and that the second component will only be paid if the trading price of the Common Stock is above a certain threshold. Please revise to specify the threshold.

What happens if I do not validly tender my Notes…? Page 2

7.   We note the disclosure that the Company may choose to redeem the Notes on or after December 19, 2013. To the extent known, please disclose the Company's current intention with respect to such redemption and advise us, with a view to disclosure, what factors the Company may consider in choosing to redeem the Notes.

8.   Please also advise how such redemptions will be conducted in compliance with Rules 13e-4(f)(6) and 14e-5. We note the disclosure in section 2.6 on page 8 that at least 30 days' notice to Holders is required prior to redemption. It is unclear from the disclosure whether such notice may be given prior to December 19. If notice could be given prior to December 19, then depending on when such notice was or will be delivered, it appears that the Company could redeem Notes prior to the period referenced in Rule 13e-4(f)(6).

<u>Do I need to do anything if I do not wish to tender my Notes for purchase? Page 3</u>

9.   Please consider including disclosure here that advises Holders that the Company may choose to redeem the Notes on or after December 19, 2013.

<u>2.3 Conversion Option.   Page 6</u>

10.   The first paragraph if this section and elsewhere in the Offer to Purchase indicates that "[w]hether or not the Notes are convertible after that date will depend on whether the requirements triggering the right to convert are met in the future" and that "[s]ection 14.01 of the Indenture specifies the criteria for conversion." Please consider revising the disclosure to identify the triggering requirements and the criteria for conversion.

<u>10. Purchase of the Notes by the Company and its Affiliates. Page 12</u>

11.   Disclosure in this section states that the Company and its affiliates are prohibited under applicable U.S. federal securities laws from purchasing Notes (or the right to purchase Notes) other than pursuant to the Repurchase Offer or a redemption of the Notes in accordance with the terms and conditions of the Indenture and the Notes until at least the tenth business day after December 31, 2013. Please advise us why a redemption of the Notes would be consistent with the prohibitions of Exchange Act Rules 13e-4(f)(6) and 14e-5.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions